SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2002

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                      N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                    Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F X             Form 40-F
                                 ----                    ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No X
                           ----                   ----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.



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This Form 6-K consists of the following:

99.1. World Heart Corporation (the "Company") Third Quarter 2002 Message to Shareholders.

99.2. Unaudited Financial Statements for the Company for the three and nine month periods ended September 30, 2002 and Notes to the Consolidated Financial Statements for the Company for the three and nine month periods ended September 30, 2002.

99.3. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company for the three and nine month periods ended September 30, 2002.